Russell Investment Company
                                  909 A Street
                            Tacoma, Washington 98402

                                  June 22, 2007

VIA EDGAR CORRESPONDENCE

Kimberly Browning, Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

         Re:      Russell Investment Company
                  Securities Act File No. 333-143242

Dear Ms. Browning:

In connection with your recent review of the Registration Statement on Form N-14 filed by Russell Investment Company ("Trust") on May 24, 2007, the undersigned hereby acknowledges on behalf of the Trust that:

     o the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the Registration Statement filed by the Trust on May 24, 2007;

     o Comments of the staff of the Securities and Exchange Commission ("SEC Staff"), if any, or changes to disclosure in response to SEC Staff comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission ("SEC") from taking any action with respect to the filing made; and

     o the Trust may not assert SEC Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC's June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other such matter involving the Trust.

Thank you for your attention to the foregoing.

                                            Sincerely,


                                            /s/Mary Beth Rhoden
                                            Mary Beth Rhoden
                                            Assistant Secretary
                                            Russell Investment Company